

April 2, 2013

Via E-mail
Mr. Sandeep Nayyar
Chief Financial Officer
Power Integrations, Inc.
5245 Hellyer Avenue
San Jose, California 95138-1002

> **Re: Power Integrations, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 0-23441**

Dear Mr. Nayyar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis . . ., page 24

Comparison of Years Ended . . ., page 29

1. Please tell us, and revise future filings to clarify, the causes of the material changes to the line items you mention. For example, you refer here to lower sales into the communications market from 2011-2012 "reflecting lower demand from certain end customers in the cellphone market," but it is unclear from your disclosure why demand was lower from those customers and that market. Also, although you refer on page 25 to price and volume characteristics the power-supply market has "generally exhibited," it is unclear from your disclosure to what extent the changes you note are attributable to changes in price, volume and new products. Further, for the period 2010-2011, you refer to the offsetting impact of "higher sales into the industrial market, due primarily to our

Concept acquisition." Please clarify how the Concept acquisition impacted your results for this period, given your disclosure that you acquired Concept in May 2012.

Notes to Consolidated Financial Statements, page 53

Note 6 – Significant Customers and Export Sales, page 70

2.   We note your disclosure here of revenues by end market. Please explain to us how you have considered the disclosure requirements of FASB ASC 280-10-50-40. In this regard, we note from your website that you appear to offer products grouped into a number of distinct product families such as LYTSwitch, LinkSwitch, TinySwitch, QSpeed, Concept and more.

Note 12 – Transactions with Third Party, page 83

3.   We note that in October 2010, you paid $10 million as a prepaid royalty in exchange for the right to use SemiSouth's technology. We further note that the charges recorded in September 2012 included a write-off of the full $10 million prepaid royalty. Please describe to us the nature of the technology that SemiSouth held at the time of your initial investment and how you planned to incorporate that technology into your products. As it appears that you did not incorporate the SemiSouth technology into any of your products, explain to us your basis for continuing to report this amount as an asset at December 31, 2010, December 31, 2011, March 31, 2012 and June 30, 2012.

4.   We note that in July 2011, SemiSouth sold its intellectual property to a financing company for $15 million and licensed back the technology. Further, you entered into a contingent purchase commitment whereby you effectively provided a guarantee to the third party financing company. Please address the following with respect to this transaction:

- Tell us the name of the financing company. Describe any preexisting relationships between you and the financing company or between SemiSouth and the financing company.

- Tell us the underlying reasons for entering into this transaction, including a summary of any consideration you received for entering into the contingent purchase commitment. In this regard, please also discuss SemiSouth's financial condition at this date.

- In light of this financing transaction, explain to us how you evaluated the assets you had recorded at this date for recoverability. Explain the basis for your conclusion that the amounts were fully recoverable at that date.

- Tell us how you accounted for the contingent purchase commitment at its inception and in the subsequent periods.

5. Your disclosure states you accounted for your investment in SemiSouth preferred stock on the cost method. We note from disclosures in your fiscal year 2011 Form 10-K you determined that SemiSouth was a variable interest entity (VIE) in which you were not the primary beneficiary for reasons outlined in your disclosures. Please provide us with a more detailed analysis of your accounting for your investment in SemiSouth by addressing the following:

    - Provide us with a summary of the ownership structure of SemiSouth.

    - Tell us how you determined SemiSouth was a VIE under paragraph 810-10-15-14 of the FASB Accounting Standards Codification.

    - Provide more details to support your conclusion that you are not the primary beneficiary of SemiSouth. In this regard, please specifically address how you considered the capital equipment lease line you provided SemiSouth, the put and call options with SemiSouth, the contingent purchase commitment relating to the intellectual property and your other financing to SemiSouth in reaching the conclusion that you are not the primary beneficiary.

6. We note that in March 2012, you loaned SemiSouth an additional $18 million. Please describe to us the circumstances surrounding this additional loan. Describe to us the financial condition of SemiSouth at that date. In light of the need for additional financing, explain to us why you concluded that other amounts recorded in your financial statements representing investments and loans to SemiSouth were not impaired at that date.

7. Please tell us the facts and circumstances that caused the SemiSouth charges in the September 30, 2012 quarter. Include a discussion of what facts and circumstances changed from the June 30, 2012 quarter and the information that became known to you that provided evidence of impairment. As part of your response, tell us what evidence of SemiSouth's financial condition and operational performance you considered.

8. You state on page 33 of your June 30, 2012 Form 10-Q that your maximum exposure to loss as a result of your interest in SemiSouth was limited to the carrying value of its equity investment, up to $8.6 million for the lease line agreement and $18 million for the loan to SemiSouth. Please reconcile the total exposure disclosed here (approximately $33.6 million) to the total charges recorded in the quarter ended September 30, 2012 of approximately $59 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or Russell Mancuso at (202) 551-3617 if you have questions on other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief